Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

DISTOKEN ACQUISITION CORPORATION

(the “Company”)

RESOLVED, as a special resolution, that Article 48.7 of the Amended and Restated Memorandum of Association of the Company is hereby amended and restated to read in its entirety as follows:

48.7 In the event that the Company does not consummate a Business Combination by November 18, 2024 (as further set out in this Article) (or, if the Registrar of Companies of the Cayman Islands shall not be open for business (including filing of corporate documents) on such date the next date upon which the Registrar of Companies of the Cayman Islands shall be open (the "Deadline Date"), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less up to US$50,000 of interest to pay dissolution expenses, and which interest shall be net of taxes payable), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members' rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding this Article or any other provision of the Articles, without approval of the Members, the Directors may, at their option, extend the period of time to consummate a Business Combination on a monthly basis for up to twelve times by an additional one month each time after November 17, 2023 up to the Deadline Date, subject to the Sponsor, or its Affiliates, contributing to the Company as a loan the lesser of (x) US$30,000 or (y) US$0.03 per month for each Public Share that remains issued and outstanding and is not redeemed in connection with the Extension Amendment Proposal as set out in the Company's proxy statement dated October 24, 2023 for each calendar month (commencing on November 18, 2023 and on the 18th day of each subsequent month) until the Deadline Date, or portion thereof, that is needed to complete a Business Combination (such loans, the “Contribution”), which amount will be deposited into the Trust Account.

Each monthly Contribution will be deposited into the Trust Account within seven calendar days from the 18th day of such calendar month. The amount of the Contributions, which are loans, will not bear interest and will be repayable by the Company to the Sponsor, or its Affiliates, upon consummation of a Business Combination.